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                                                                                                                        EXHIBIT 12.1

COMCAST CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(dollars in millions)


                                               Nine Months Ended September 30,                Years Ended December 31,
                                               -------------------------------   ---------------------------------------------------
                                                    2000             1999          1999       1998        1997       1996      1995
                                               -------------    --------------   --------   --------    -------     ------    ------
Earnings (loss) before fixed charges(1):

Earnings (loss) from continuing operations
  before extraordinary items and
  cumulative effect of accounting changes         $1,261.5          $948.5         $780.9   $1,007.7    ($182.9)     ($6.4)    $48.0
Income tax expense (benefit)                         905.6           827.9          723.7      594.0       70.4      109.0      91.3
Equity in net loss  of affiliates                      7.7            (0.9)          (1.4)     515.9      343.8      144.8      87.2
Fixed charges, less capitalized interest             507.0           392.8          538.3      466.7      458.9      448.4     450.0
                                                  --------        --------       --------   --------     ------     ------    ------
                                                  $2,681.8        $2,168.3       $2,041.5   $2,584.3     $690.2     $695.8    $676.5
                                                  ========        ========       ========   ========     ======     ======    ======

Fixed Charges (1):
Interest expense                                  $  507.0        $  392.8       $  538.3     $466.7     $458.9     $448.4    $450.0
Capitalized interest                                     -           -                  -                  18.0       32.1       6.4
                                                  --------        --------       --------   --------     ------     ------    ------
                                                  $  507.0        $  392.8       $  538.3   $  466.7     $476.9     $480.5    $456.4
                                                  ========        ========       ========   ========     ======     ======    ======

Preference Security Dividend                      $   34.9        $   34.5       $   45.7   $   44.8     $ 22.8     $  1.1         -
                                                  --------        --------       --------   --------     ------     ------    ------
Combined fixed charges and
  preferred dividends                             $  541.9        $  427.3       $  584.0   $  511.5     $499.7     $481.6    $456.4
                                                  ========        ========       ========   ========     ======     ======    ======
Ratio of earnings to fixed charges                    5.29            5.52           3.79       5.54       1.45       1.45      1.48

Ratio of earnings to combined fixed charges
  and preferred dividends                             4.95            5.07           3.50       5.05       1.38       1.44      1.48

(1)  For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes, extraordinary items, cumulative effect of accounting changes, equity in net losses of affiliates and fixed charges.  Fixed charges consist of interest expense and capitalized interest. Combined fixed charges and preferred stock dividends consist of fixed charges, as defined above, and the amount of pre-tax earnings required to pay the dividends on the Company's preferred stock.


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